Exhibit 99.1

SILVERCORP RELEASES FISCAL 2022 SUSTAINBILITY REPORT

VANCOUVER, BC, Sept. 8, 2022 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to announce the publishing of its annual Sustainability Report for Fiscal 2022, detailing the Company's commitment and contributions to environmental, social, and governance ("ESG") factors, practices, and management, while delivering long-term value to shareholders.

"At Silvercorp, we believe that sustainability is one of our fundamental responsibilities," said Dr. Rui Feng, Chairman and CEO of Silvercorp. "Silvercorp's core objectives are to operate safely, sustainably, and responsibly with the environment and collaboratively with local communities. While our approach to sustainability will continue to evolve over time, our commitment to integrating ESG factors in our strategic planning, operations, and management remains the same."

Highlights of Silvercorp's 2022 Sustainability Report:

  ESG Management: Awarded ISO certifications in environmental management, occupational health and safety management, energy management, and quality management systems (the "ISO Certifications")
  Health and Safety: Achieved zero work-related fatalities; reduced LTIR for the third year in a row through continuous improvement of our internal safety management mechanisms
  Community Investment: Continued to give back to local communities by making significant donations to public welfare projects and helping to promote development in education, tourism, and public infrastructure
  Sustainability Commitment: Invested $2.1 million in environmental protection and carried out 1,118 hours of environmental protection training
  Our People: Progressed career development of our employees; invested $1.1 million to upgrade accommodation facilities, and strengthened protection of human rights

The ISO Certifications validate Silvercorp's operations and management achieving the requirements of the ISO series of international standards.  They reflect Silvercorp's vision, mission and values: being a technologically-advanced and well-managed mining company, operating sustainably by prioritizing safety, the environment and the communities where it operates.

The Company's report has been prepared in accordance with the Core Accordance option of the GRI Standards of the Global Sustainability Standard Board (GSSB), the China Corporate Social Responsibility Reporting Guidelines 4.0 by the Chinese Academy of Social Sciences (CASS-CSR4.0), the SDG Compass by the United Nations Global Compact (UNGC), the Global Industry Standard on Tailings Management by the International Council on Mining and Metals (ICMM), and the Sustainability Accounting Standards Board (SASB) standard on Metals and Mining.

The full 2022 Sustainability Report is available for download at www.silvercorpmetals.com , along with the applicable ESG data tables and GRI indices at www.silvercorpmetals.com/sustainability/.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company's material properties; the sufficiency of the Company's capital to finance the Company's operations; estimates of the Company's revenues and capital expenditures; estimated production from the Company's mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company's operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company's properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 07:55e 08-SEP-22